

ScienceCast, Inc.

Common Equity Shares, Reg CF

ScienceCast gives researchers & science enthusiasts tools they need to better utilize Open Science

$30K
Minimum Offering Size

$1.24M
Maximum Offering Size

$1.24M
offering size

INVEST

WWW.SCIENCECAST.ORG

OFFER DETAILS   TEAM   IMPACT STATEMENT   DOCUMENTS   Q & A   ADDITIONAL DETAILS

For the first $45,000 of committed investments, shares will be sold at a discounted price of $0.50 per share. All remaining shares will be sold at $0.75 per share.

ScienceCast
Join the Future of Open Science!

At ScienceCast, in partnership with arXiv, bioRxiv & medRxiv and McKinsey Digital Innovation Team, we are building the foundation of the Open Science Infrastructure. We provide a hub for scientists to conduct and publish their work freely, retaining their copyright and to utilize 21st-century software tools for their research. Our platform connects scientists and the public, making complex ideas more accessible. From AI-generated video pitches to LLM-enriched knowledge graphs, ScienceCast equips all stakeholders with innovative tools to navigate the information age.

ScienceCast bridges Researchers and the Public with State-of-the-Art Digital Tools

Provides Free, Open-Access Publishing with Full Copyright Control for Scientists

Transforms Complex Research into Accessible Knowledge for Everyone

Breaks Down Barriers in Scientific Communication for More Accessible Entry into the Scientific Profession

Pioneers a Continuous, Fair, and Open Peer Review to Replace the Current Biased and Siloed System

medRxiv   **arXiv**   **bioRxiv**

Deeply integrated into open repositories

 **ScienceCast**

is a smart hybrid of

LinkedIn	**YouTube**	**Twitter**	**GitHub**
for Scientists	for Scientists	for Scientists	for Scientists

Leading The Open-Science Revolution

Just like most of today's software runs on open-source code, most future research will derive from open-science data. ScienceCast, integrated with open-access publishing leaders like arXiv, will offer scientist-tailored tools akin to GitHub, LinkedIn, Twitter, and YouTube. This integration is set to become an integral part of the emerging open-science infrastructure.

The ongoing open-science revolution is poised to fundamentally change and modernize the antiquated for-profit science publishing model. This current system, built on tolls, restricts access to research data, stifles collaboration, and creates multiple pain points for all stakeholders.

The academic publishing market is significant. But the system is broken.

1. Publishing

The current publishing system is the same as in the 1900s. The money streams in the peer-review system are one-directional.

As a researcher, I write & referee papers for free for commercial publishers, who make money through letting us pay to access. arXiv is all we need!



2. Research

Exponential growth of research data yields **information overload** (e.g., it would take 150 years to read all papers on COVID!).

As a researcher, I would love to access latest research via short video-pitches tailored to my interests, as well as gain access to source data.



3. Community

The existing platforms do not allow for high-quality **real-time community interaction** and dynamic peer review.

As a researcher, I want to easily connect online with my colleagues around the world to discuss cutting-edge research with no social-media distractions.



ScienceCast: Addressing Critical Challenges in Science Publishing & Research

Pain Point	ScienceCast Solution
High specialization & complexity of scientific papers	AI- and author-generated elevator pitches of articles with tunable level of expertise
Overflow of scientific data	Smart recommendation engine of papers through audio-summaries
Siloed scientific communities	LLM-enriched interactive knowledge graphs (ontologies) of connected research articles
Conservative job market for academic & high-end R&D industry jobs	Video-enhanced job board for research showcases
Accessibility barriers for people with disabilities	AI-generated audio/video presentations & a talk-to-paper feature
Difficulty with presenting research results	AI-powered presentation builder with an LLM tool to prepare & iterate talks
Broken peer review system	Unbiased AI-powered matching of papers & referees within an open peer-

review system linked to arXiv

ScienceCast, in tandem with arXivs, forms the digital open-science ecosystem



1. Publishing

Publish papers through AI-generated audio & video pitches

Shape a fundamentally new peer-review process

2. Research

Smart personalized news feed to conduct research

Talk to papers through a field-specific chat bot

Generate research presentations on the fly using AI tools

3. Community

Interact with the authors directly

Access, analyze and annotate source data

Communicate with collaborators all over the world

Why now?

THE WHITE HOUSE



AUGUST 25, 2022

OSTP Issues Guidance to Make Federally Funded Research Freely Available Without Delay



OSTP
BRIEFING ROOM
PRESS RELEASES



Science.gov
Your Gateway to U.S. Federal Science

Federal agencies are celebrating 2023 as a Year of Open Science, a multi-agency initiative across the federal government to spark change and inspire open science engagement through events and activities that will advance adoption of open, equitable, and secure science.



Our AI-enhanced web tools help scientists to publish, summarize and promote their work via click of a button!

Make your research more accessible

from **AI-generated audio briefs** to direct discussions with peers — elevate your paper's reach and resonance.

Enter link to your paper, for example: https://arxiv.org/abs/2301.04657

Generate AI-Powered SciCast or Upload & Personalize Your Pitch

Authors, readers, and reviewers are able to employ our tools to publish and review text, audio, and video summaries explaining research. Moreover, these summaries can be customized on the fly to the expertise of the user.



Your cast is published

Discovery of spherules of likely extrasolar composition in the Pacific Ocean site of the CNEOS 2014-01-08 (IMI) bolide

5

Avi Loeb • Astrophysics • August 29, 2023 3:36pm

Open connected paper • Export Citation • Share   Comments (2) • Views (1819)

The process is simple: authors link their preprints, and ScienceCast generates text and audio summary based on the full paper using AI tools and links these summaries back to arXiv.





ScienceCast   Search   Services Categories Community More Sign Up

scSniper: Single-cell Deep Neural Network-based Identification of Prominent Biomarkers

0

Librarian • Bioinformatics • November 23, 2023 4:56pm

Open connected paper • Export Citation • Share   Comments (1) • Views (1019)

Voices Powered by **ElevenLabs**

AI-powered Paper Chat Beta

Recommended SciCasts

Eugenio Mancera   2 views

Genetic modification of Candida melitosa, a nonpathogenic CTG species, reveals EFG1 function

Felix Merklinger   1 view

Genome-wide SNP data reveal recent population structure of Huidobria fruticosa (Loasaceae), a paleo-endemic lineage from the Atacama Desert

Librarian   10 views

Age Estimation Based on Graph Convolutional Networks and Multi-head Attention Mechanisms

Cold Spring Harbor Laboratory   bioRxiv
THE PREPRINT SERVER FOR BIOLOGY

New Results   Follow this preprint

scSniper: Single-cell Deep Neural Network-based Identification of Prominent Biomarkers

Hongrong Li, Yanshuo Chen, Jun Ding
doi: https://doi.org/10.1101/2023.11.22.568389

Context and evaluations   x

Comments TPR Community Recommendations BlogsMedia Misc Tweets

Automated Services

A variety of services now perform automated analyses of papers. Outputs from automated tools that summarize and extract information from bioRxiv preprints using AI and other technologies are displayed below. Note these tools can generate errors and the information has not been verified by bioRxiv or the authors.

AI-generated summary from ScienceCast

Select level:

General   Expert

This article is a preprint and has not been certified by peer review (what does this mean?).

Abstract | Full Text | Info/History | Metrics | Preview PDF

Abstract

Discovering disease biomarkers at the single-cell level is crucial for advancing our understanding of diseases and improving diagnostic accuracy. However, current computational methods often have limitations, such as a reliance on prior knowledge, constraints to unimodal data, and the use of conventional statistical tests for feature selection. To address these issues, we introduce scSniper, a novel approach that employs a specialized deep neural network framework tailored for robust single-cell multiomic biomarker detection. A standout feature of scSniper is the mimetic attention block, enhancing alignment across multi-modal data types. Moreover, scSniper utilizes sensitivity analysis based on a deep neural network for feature selection and uncovers intricate gene regulatory networks without requiring prior knowledge. Comprehensive evaluations on real-world datasets, including COVID-19 CITE-Seq and LUAD scRNA-Seq, demonstrate scSniper's exceptional ability to identify critical biomarkers consistently outperforming traditional methods like MAST, Wilcox, and DESeq2. The scSniper tool and related experimental codes are publicly accessible at https://github.com/mcgilldinglab/scSniper.

Competing Interest Statement

Scientists have developed a groundbreaking tool called scSniper that can identify biomarkers related to diseases such as lung cancer and COVID-19. Using a deep neural network framework, scSniper surpasses other techniques in accurately predicting disease outcomes and uncovering gene regulatory networks. Genes such as GAPDH and TMSB10 have been found to be significantly associated with lung cancer pathology. This novel approach outperforms traditional methods and is accessible to the public. It demonstrates superior performance in pathway enrichment and logistic regression analysis for lung cancer biomarkers. For more information, visit https://github.com/mcgilldinglab/scSniper.

Explore further on ScienceCast

Powered by ScienceCast

Users can talk with papers using smart specialized chat bots as if they are having a conversation with the authors of the paper.





AI-powered Paper Chat Beta

user August 29, 2023 10:50pm
Summarise the paper in a few sentences.

AI: The paper highlights the success of the Interstellar Expedition in analyzing materials from an object that arrived on Earth from outside the solar system. The discovery of spherules with an extra-solar composition near the object's path demonstrates the value of taking risks in scientific exploration. The paper also discusses the unique compositions of spherules collected from the crash site, indicating the object's extraterrestrial origin and suggesting it may have come from a highly differentiated crust of an exoplanet with an iron core.

user August 30, 2023 7:01am
Explain what "bolide" is for general audience.

AI: A bolide is a dazzling phenomenon that occurs when a meteor or small asteroid streaks across the sky and burns up upon entering Earth's atmosphere. This creates a brilliant fireball, commonly known as a shooting star. The intense friction with the air causes the bolide to disintegrate, leaving behind a breathtaking display in the night sky.

Market Analysis

Total accessible market for University subscriptions (US & EU only)

DATA BASED ON MCKINSEY & COMPANY RESEARCH

Development over the next 5 years, USD mn

Conservative scenario
10,500
11,000
11,500
12,000
12,500
13,100
Optimistic scenario
14,000
14,700
15,300
16,000
16,700
17,400
2022
2023
2024
2025
2026
2027

Bottom-up approach

The total addressable market can be sized by considering:

Number of research universities

Average price[1] per university paid to publishers

Assumptions

Total number of universities: **2,578**[2]

Average price per university paid to publishing houses in **2022** range from:

- Conservative: **USD 3.3 mn**
- Optimistic: **USD 4.4 mn**

An average **price growth of 4.4% YoY** is assumed

1. A B2B annual subscription model is assumed
2. Includes 248 research universities in the US and 2,330 in the EU. Further potential can be unlocked by addressing universities in other regions (e.g., Asia).

Beyond the niche of university libraries, ScienceCast taps into a multitude of substantial markets.



Academic publishing industry
Medical industry
Learning and coaching market
Talent recruiting
AI and data market









Multichannel Business Model

	Target	How?	When?
	B2B	Enterprize subscriptions to selected publishers, open-science repositories, Universities, etc.	now
	Consulting services	Providing consulting in deep technology fields from quantum technology to biomedical research, leveraging the expertise of both bounders & users.	now
	Government agencies	Contracts & grants for with federal agencies for providing tools to facilitate compliance with the White House open-science order.	~6 months
	B2C	"Freemium" model (like LinkedIn). Core functionalities will remain free & open-access, but ScienceCast will charge for premium features.	~12 months

The bottom-up business case estimates revenues of USD ~70–230mn by 2028

DATA BASED ON MCKINSEY & COMPANY RESEARCH

B2B Revenues for ScienceCast, USD mn

Conservative scenario



+294% p.a.

| 0 | 0.3 | 2.1 | 10.0 | 36.0 | 72.0 |

Optimistic scenario



+316% p.a.

| 0 | 0.8 | 4.8 | 35.0 | 150.0 | 225.0 |
| 2023 | 2024 | 2025 | 2026 | 2027 | 2028 |

Assumptions

Number of B2B customers

	2024	2025	2026	2027	2028
Conservative	30	70	200	400	800
Optimistic	50	120	500	1,000	1,500

Price of ScienceCast, USD

	2024	2025	2026	2027	2028
Conservative	10k	30k	50k	90k	90k
Optimistic	20k	40k	70k	150k	150k

Reasons to Invest in ScienceCast

Your backing of ScienceCast is more than just a personal investment; it is an investment in pursuing a future where science is more connected, accessible, and vibrant for everyone. Your support of ScienceCast will help with:

<u>Enhancing Open Access to Scientific Knowledge</u>: Your contribution to ScienceCast champions the critical movement towards open access in scientific research, facilitating the free flow of information.

<u>Democratizing Science Communication</u>: Your investment will help us make complex scientific concepts accessible and engaging, bridging the gap between intricate research and public comprehension.

<u>Tackling Information Overload in Research</u>: With your support, ScienceCast will develop AI-driven tools to efficiently manage the increasing volume of scientific data, potentially uncovering

hidden discoveries of profound global impact.

Catalyzing Global and Interdisciplinary Collaboration: Your support will aid in creating an open-science infrastructure that will break down geographical barriers and foster interdisciplinary connections, enriching the research process.

Advancing Digital Innovation in Research: Your contribution will facilitate the integration of cutting-edge digital tools like AI and ontological knowledge networks, ensuring that research happens at the forefront of technological capabilities.

Championing Inclusivity in Science: By supporting ScienceCast, you are ensuring that science remains open and accessible to everyone, including those with disabilities, embodying the true spirit of inclusive science.

Igniting a Passion for Science & Learning: Investing in ScienceCast means supporting an ecosystem that not only educates but also ignites a lifelong love for science & discovery among people of all ages.

Our Collaborations















arXiv LABS

bioRxiv THE PREPRINT SERVER FOR BIOLOGY

medRxiv THE PREPRINT SERVER FOR HEALTH SCIENCES

KGA

national center for ontological research ncor

McKinsey & Company

ElevenLabs

Growth Plan

In the next phase of our project, we will strategically allocate investor funds to enhance our technological suite, developing advanced tools integral to our platform's growth and user engagement. Simultaneously, we are prioritizing the expansion of our partnership network, specifically targeting entities serving the open science movement, including prominent educational institutions.

Team Members







Andrew Jiranek

Mr. Jiranek, co-founder and CEO of ScienceCast, leverages his more than 30 years experience as a corporate attorney and business executive who has guided start-ups offering innovative technology through the legal and financial issues associated with their early stage scaling of operations. Holding a J.D. from William & Mary and an A.B. in Economics from Princeton, he specializes in various fields, including business development, protecting IP, acquiring talent and strategic thinking.



Dr. Victor Galitski

Dr. Victor Galitski, our CTO, holds two PhDs in applied mathematics and quantum physics. He currently serves as the Chesapeake Chair Professor of Theoretical Physics at the Joint Quantum Institute, University of Maryland. A prolific author with over 200 publications and an editor of a prominent physics journal, he has extensive familiarity with all aspects of academic publishing.



Dr. Prineha Narang

Professor Prineha Narang, an Executive Vice President, is renowned for her contributions in theoretical and computational science, having transitioned from Harvard University to lead a research group at UCLA, receiving multiple esteemed awards like the Maria Goeppert Mayer Award and the Moore Inventor Fellowship. She also founded Aliro, focusing on quantum networks, and serves as a U.S. Science Envoy for the State Department.



Dr. Steinn Sigurðsson

Dr. Steinn Sigurðsson, the Chairman of our Board of Directors, is also an esteemed Professor of Astronomy at Penn State University and Scientific Director at arXiv. Dr. Sigurðsson, has significantly influenced the STEM field and has authored over 100 notable publications and is the Scientific Director of innovative projects like arXiv Labs, a leader of the Open Science Movement. Dr. Sigurðsson's acclaimed research is supported by organizations such as NASA and NSF. Dr. Sigurðsson has an active role extends with the Aspen Center for Physics, particularly in private fundraising efforts.



Dr. Charles W. Clark

Dr. Charles W. Clark, an Executive Vice President, has had a distinguished 30-year career with NIST and the Office of Naval Research, receiving numerous awards, including the U.S. Department of Commerce Gold Medal and the Distinguished Presidential Rank Award. He is an expert in advanced fields such as quantum computing and artificial intelligence, influencing significant technological and governmental policies.



Dr. John Beverly

Dr. John Beverley, an Executive Vice President, is an authority in knowledge graph engineering, formal logic, and semantic web technologies, and also currently serves as an Assistant Professor at the University of Buffalo and Vice President and a Member of the Board of Directors of the National Center for Ontological Research. Dr. Beverley was formerly a Senior Ontologist at Johns Hopkins University and continues to work in various capacities with his former colleagues there.. He earned his PhD in Philosophy from Northwestern University in 2021, building on prior philosophical studies at the State University of New York and NC State University.



Vacheh Joakim

Vacheh Joakim, our Executive Vice President of Sales & Marketing, joined us in July 2022 and is based in Los Angeles. With 18+ years in SEO and web marketing, including roles as Director of Operations at Submit Express, Inc., he has extensive experience in digital marketing, web development technologies, and SEO. He founded Evolutionary Business Arts in 2009 and has a strong background in leading successful SEO campaigns.



Arsalan Farooq

Mr. Arsalan Farooq, now a Product Leader at Google Cloud, boasts extensive experience across various tech domains, including cloud services, big data, IoT, and more, underlining his journey as a tech executive and former CEO of Netifi. He contributes his expertise as a mentor at Alchemist Accelerator, significantly impacting areas like digital transformation, DevOps, and open-source models.





Dr. Richard Sever

Dr. Richard Sever, with notable academic credentials from Oxford and Cambridge, co-founded the influential preprint servers bioRxiv and medRxiv and holds a key role at Cold Spring Harbor Laboratory Press. He initiated the specialized journal Cold Spring Harbor Molecular Case Studies and has served as an editor for several prominent scientific publications.

ScienceCast Impact Statement

ScienceCast is committed to the open science movement and intends to contribute 5% of its profits to non-profit organizations with shared values. ScienceCast is eligible to raise investment funds on The Impact Crowd by satisfying predetermined Impact Criteria defined by The Impact Crowd, including the pursuit of social impact in the following categories:

1. *Educational improvements*
2. *Intention to donate a percentage of profit to non-profit organizations that support the open-science ecosystem*

To read our full Impact Statement, please click the Impact Statement tab.

Risks of Investing

Required Statement:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:
There are many risks to consider when making this investment. Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

ScienceCast's video is coming soon. The planned script for this video can be viewed below:

ScienceCast.org Video Script

[90 seconds I 144 words]

No.	Voiceover [144 words]	Visuals
		Note to animator: See images from the client's slide deck below for animation style references and color palette.(Every month, *20,000* papers are submitted to arXiv.) When visualizing references, make the correction.

Every month, ~15,000 papers are submitted to arXiv
Every month, arXiv has 5 million¹ active users
Researcher give their work to publishing houses for free
Publishing houses request peer review from research colleagues
Researcher peer review the articles for free
Researcher / university needs to pay to get access to their research



| #1 | Did you know that 90% of the world's scientific data was created in 2023? | Open with a sleek, accurate, animated representation of the following graph representing the explosion of data, showing the graph growing rapidly from left to right: |

| | |  A circle emphasizes the top right point of the graph, showing the text "**90% in 2023**". (* Update Visual from 15,000 - 20,000 *) |
| #2 | This could mean research on curing cancer or better energy solutions may have already been invented, but it's lagging behind a broken peer review system or buried under an avalanche of low-quality data. | Zoom into the top right corner of the graph. As we zoom in, we reveal that the graph is made up of hundreds upon hundreds of scientific papers, representing studies and data. We start moving downwards along the right edge of the graph.   As we move downward, a few colorful, professional papers with scientific visuals |

		float upwards as if we're passing them by. The studies have titles like "**Cure for cancer**" and "**Room temperature superconductor**". These studies are swarmed and covered by several low-quality, black-and-white papers and clickbait web articles that completely bury the articles, also appearing from below as we move down. Some of the article titles are readable, including: • **Is Science Fake!!?** • **Gravity Could Be Placebo!?** • **NEW STUDY SHOWS…** • **Can Quantum Mechanics REPAIR CARS??** • **Clickbait Scientifically PROVEN**
#3	With this avalanche of information, how do you know what to trust?	We reach the foot of the graph and the articles disappear. Show a tiny figure looking up at the mountainous graph above him, with a shadow of the graph looming over him. 

		Show the following text in sleek typography animation: **How do you know what to trust?**
#4	Introducing ScienceCast, a platform that connects quality data with a newer, better model of peer reviewing.	Cut to a new scene. Show customized icons for Linkedin, YouTube, twitter, and Github merging into the ScienceCast logomark.



		 The logomark then expands into the full logo. ScienceCast
		<u>*Visual option 2:*</u> *A sleek, animated version of the research ecosystem appears with corresponding text **"Publishing, Research, Community".*** 1. Publishing Publish papers with video pitches Shape a fundamentally new peer-review process 2. Research Leverage functionalities such as AI-based news feed to conduct research Share underlying research data easily 3. Community Engage in the comments under the videos Communicate with collaborators all over the world



		The three icons then merge into one, forming the ScienceCast lightbulb logomark. The logomark then expands into the full logo.
#5	In close partnership with leading open repositories like arXiv, ScienceCast extracts the pearls from this sea of data	Transition to a new scene. Show the logos of ScienceCast's partners in the center of the screen, emphasizing the arXiv logo. At the top and bottom the the frame, show two bands showcasing a messy collage of the articles and low-quality papers that appeared before: arXiv LABS Eleven Labs bioRxiv medRxiv Then, the ScienceCast logomark appears to the right of the other logos. A line connects



the logos to the ScienceCast logomark:



		A mouse cursor flies out and clicks on the ScienceCast logomark. Then, simple animated icons representing different fields of science pop out, replacing the mess of articles and papers with clear icons. See reference below: 
#6	and presents it at adjustable levels of expertise.	The logos are replaced by an animated slider representing the level of expertise. A mouse cursor flies in and moves the slider from left to right, changing the level from "**General**" to "**Expert**". As the slider moves to expert, the band at the top and bottom slide from right to left, revealing more complicated visuals and SciCast previews of actual papers. 

#7	Authors can easily disseminate their research	Transition to a scene showing complicated data (e.g. a very intimidating-looking quantum mechanics paper) on a computer screen. Show the paper sleekly transforming into an engaging, easy-to-understand ScienceCast format. See visual reference below, generating this paper to this SciCast:  The SciCast is made up of a sleek interface of a video preview with the headline and an AI-powered chat field. The video preview shows sleek, animated representations of the following images from the paper:  *Note: the SciCast shouldn't be an exact copy of what is seen on the website's layout (the website layout might change) but should still communicate the same visual layout.*
#8	while maintaining their copyright and keeping ownership of all their data, ushering an outdated publication industry into the 21st century.	The video preview changes to the following list that's bulleted by lightbulbs, scrolling downwards to emphasize the amount of features and benefits: 💡 **Open Science Infrastructure**

		💡 **Free, Open-Access Publishing** 💡 **Full Copyright Control** 💡 **AI Generated Pitches** 💡 **State-of-the-Art Tools** 💡 **Breaking Down Barriers** 💡 **Accessible Science**

		💡 **Fair Peer Review System**
		💡 **Collaborative advancement**
		💡 **Bridging Researchers and the Public**
#9	Invest in the future of open science and become a stakeholder in ScienceCast today.	Transition to a new scene. In the center, we see the ScienceCast logo, with an **"INVEST"** button below it. A cursor flies in and clicks on the button. Around the logo and the button, we see sleek, animated device screens (suggesting computer, tablet, and mobile devices), all showcasing different SciCasts from the website, emphasizing the platform's widespread appeal, modern approach, and accessibility. See below for visual inspiration:

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⑦ Need He